Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 10, 2012

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the three and nine-month periods ended July 31, 2012, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the fiscal year ended October 31, 2011 and the condensed interim financial statements for the three-month period ended January 31, 2012. The financial statements for the three and nine-month periods ended July 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2011, dated January 23, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

EXPLORATION AND EVALUATION ASSETS

Strange Lake Rare Earth Project, Québec, Newfoundland and Labrador

The Strange Lake property comprises a total of 1,028 claims, of which 873 are in Québec and 155 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 42,700 hectares (Figure 1). Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

Current Exploration Work

Quest mobilized its exploration crews and pre-feasibility contractors (AECOM and AMEC) at the beginning of July 2012.

Definition drilling at the Strange Lake property commenced on July 23, 2012. At the B Zone, borehole BZ12256 intersected inclusion-bearing subsolvus granite with several pegmatite veins of up to 6.1 m thick. A total of 15.8 m of pegmatite (four horizons) were intersected within the first 65 m of drilling. Assay results from this drilling are pending. A total of 194.0 m of PA6 drilling and 126.0 m from the B Zone have been completed overall. Table 1 and Figures 2 and 3 summarize the location and geometry of the PA6 holes and borehole BZ12256.

Geophysical surveying work proposed by Abitibi Geophysics was finalized in July and will include a desktop study of pre-existing geophysical data (airborne radiometric, magnetic and gravity) using specialized multivariable 3D analytical software by Geosoft. A 100 m spaced grid was established over the B-Zone and the area to the south, east and west of the deposit (Figure 4) and will be surveyed using ground induced polarization (IP), resistivity and magnetics methods A contract was signed with Abitibi Geophysics. In the field, Abitibi will conduct a 100 m spaced IP-resistivity survey over the B Zone as an orientation test and will then progress southwest towards the SLW target. IP surveying will be followed up by ground magnetics. The intent of this survey is to characterize the geophysical signature of the B-Zone rare earth deposit and to identify new deposit targets on the Strange Lake property.

Figure 1 – Property Location Map, George River Area Projects,

Québec and Newfoundland and Labrador

Pre-Feasibility Study Work

In early July 2012, AECOM of Montreal mobilized the fauna and aquatic crew to initiate a survey along the proposed road corridor joining the B Zone REE Deposit and the Labrador coast. The fauna survey was completed by the end of April 2012. Other crews, for the small mammal survey, the botanical characterization, and the geotechnical work mobilized to the project area in August 2012. The work is ongoing and should be completed later in September 2012

Table 1 – Condemnation Drilling at Area PA6 and In-Filling at the B Zone Deposit, Strange Lake project, Québec

Hole-ID	Easting	Northing	Elevation (m)*	Depth	Azimuth	Dip
PA612001	427760	6237500	520*	62.0	0	-90
PA612003	428970	6242915	520*	66.0	0	-90
PA612004	429920	6242775	520*	66.0	0	-90
BZ12256	428087	6248101	450*	126.0	150	-65

*Approximate elevation

Figure 2 – Borehole Location Map, PA6 Area, Strange Lake Project, Québec

Quest completed a limited condemnation drilling program at Strange Lake in support of potential mining and processing related infrastructure for the B Zone REE deposit. Three holes were drilled at an area named PA6, southeast of the B Zone (Figure 2). Drilling was conducted to test the composition of the bedrock and its quality for future support to an airstrip.

Drilling of geotechnical holes that are designed and supervised by AMEC of Mississauga commenced on July 20, 2012. These holes are designed to test pit geomechanical and geotechnical properties. Drill logs completed by AMEC are being sent to Quest staff for incorporation into the B Zone drilling database. Currently, three geotechnical drillholes have been completed comprising a total of 403.0m.

Metallurgical and Process Technology Studies

Acid Bake Water Leach (ABWL)

Tests confirming the recovery of unreacted sulphuric acid during thermal sulphation of the ore have been completed. Data analysis to confirm acid condensers operating temperature set points and recovered acid grade is ongoing.

Beneficiation

Floatation test work to reduce the mass of ore processed through the ABWL circuit has been completed. Two different floatation reagents show great promise and although there are small losses of economically relevant metals, there is important sample mass reduction which should lead to reduced capital and operating costs for the envisaged mining operation. An economic assessment of the floatation test results is ongoing. Floatation Concentrate will be processed through the ABWL circuit to confirm extractions of payable metals. Floatation will be incorporated into the flow sheet if economic benefits are indicated.

The gravity/magnetic separation test program is complete and determination of leach extraction and acid consumption on the product streams is in progress.

Figure 3 – Location Map, Strange Lake, In-Filling and Geotechnical Drilling, Location of Boreholes

Figure 4 – Location Map, Strange Lake, Geophysical Surveys, Grid to be Surveyed

Options to enrich leach solution tenor feeding the Solvent Extraction section are being explored. If feasible this would reduce the size of the SX plant with a consequent reduction in both capital and operating costs.

Solvent Extraction

Detailed bench scale testing aimed at optimising the extraction circuits continued. Preparations for the start-up of the mini pilot plant are well in hand and the first equipment has been delivered. It is anticipated that the mini-pilot plant will be operational towards the end of October.

Tailings Disposal System Planning

A consultant has been retained to work on the design of the tailings disposal system and the selection of a suitable site for the TDF.

Geotechnical Engineering

The geotechnical drilling campaign for 2012 commenced. Field work on the proposed open pit area was completed and results are presently being analysed. The drill campaign for the site infrastructure and the access road locations commenced. Preparations for the erection of a temporary camp at the port location to support the onshore and offshore geotechnical investigation are complete and the camp permit has been received.

Alterra Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Current Work

No work is currently being conducted on the Alterra-Strange Lake property.

Future Exploration Activities

No exploration work has been planned on the Alterra JV property. Quest has fulfilled all third year commitments and therefore decided not to conduct any exploration work for the remaining of 2012.

Misery Lake Rare Earth Project, Québec, Newfoundland and Labrador

The Misery Lake Property consists of a single claim block comprising 1,081 claims, with 1,036 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 51,432 hectares (Figure 1). The rare earth potential of the Misery Lake area was first recognized by Quest’s crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O 3, 1.2% P2O5 , 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total 91 claims were allowed to lapse in Newfoundland and Labrador. The exploration led to the identification of three large, rare earth bearing, ring features that are characterized as a series of 5 to 6 km diameter, compositionally zoned granitic alkali complexes. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

The construction work to build a new camp on the property was awarded to Leaf River Lodge of Schefferville, Quebec. The contractor will be in charge to build a 20-man kitchen, lavatory, and as well a generator house. A rental contract has been given to Exploration Sans Frontière of Sept-Iles, Quebec to supply 3 sleeper tents, an office tent, and a core shack tent facility. The remaining sleeper tents (4) will be moved from The Quest Rare Minerals Strange Lake camp. Camp construction was completed early August 2012.

Work crews and exploration equipment for the Misery Lake project have been mobilized to the new camp. Prospecting and geological mapping of the main Misery Lake Complex target has commenced. Targets identified from this work will be diamond drill tested in September.

The Abitibi Geophysics survey proposal for various geophysical surveys at Misery Lake was received during this quarter. The revision of this proposal is still ongoing. A final proposal will follow soon.

Ramusio Rare Earth Project, Québec, Newfoundland and Labrador

The Ramusio property consisted of a single claim block comprising 53 claims with 36 claims in Québec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result a newly-released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

Current Work and Future Exploration Activities

Following a geological assessment of the property, it was decided that no further exploration work would be conducted on this project. On April 23, 2012, all 53 claims were allowed to lapse. As a result, the Corporation wrote off mining acquisition costs of $3,031 and deferred exploration expenditure of $119 during the period.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 127 claims and totaling 6,146 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project (Figure 1). The property covers four significant areas of bedrock mineralization, covering an area of four (4) km2.

This uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35 m.

Current Work

No exploration work was conducted on the property during the third quarter. The current Nanuk claim block covers all significant uranium mineralization.

Future Exploration Activities

No exploration activities are scheduled on this project in 2012.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	2012(1)			Year ended October 31, 2011(1)				Year ended October 31, 2010(2)
	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $

Revenues	119,324	186,583	180,793	209,002	164,778	167,812	153,304	3,291

Net loss	(1,118,348)	(1,971,430)	(557,870)	(1,905,767)	(858,092)	(1,067,883)	(7,550,716)	(2,166,765)

Basic and fully diluted net income (loss) per share	(0.02)	(0.03)	(0.01)	(0.03)	(0.01)	(0.02)	(0.13)	(0.05)

(1):	Prepared under IFRS
(2):	Prepared under Canadian GAAP

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Results of Operations

Adoption of International Financial Reporting Standards (“IFRS”)

The Corporation prepared its condensed interim financial statements for the three and nine-month periods ended July 31, 2012 in accordance with IFRS. For all periods up to and including the year ended October 31, 2011, the Corporation prepared its consolidated financial statements in accordance with the previously applicable Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The first date at which IFRS was applied was November 1, 2010 (“Transition Date”). In accordance with IFRS, the Corporation has:

•	provided comparative financial information;

•	applied the same accounting policies throughout all periods presented;

•	retrospectively applied all effective IFRS standards as at September 10, 2012, as required; and

•	applied certain optional exemptions and mandatory exceptions as applicable for first-time IFRS adopters.

Note 12 to the unaudited condensed interim financial statements as at and for the three-month period ended January 31, 2012 describes in detail the initial exemptions and transitional adjustments under IFRS as at November 1, 2010. For more information, the reader should refer to the Corporation’s condensed interim financial statements and associated MD&A as at and for the three-month period ended January 31, 2012 and to the Corporation’s Annual Report for the year ended October 31, 2011 and its MD&A disclosures about IFRS transition and related adjustments, copies of which are available on SEDAR at www.sedar.com.

Three-month period ended July 31, 2012 compared with the three-month period ended July 31, 2011

Revenues for the three-month period ended July 31, 2012 consisted of interest income of $119,324 (2011 – $149,629) and Operator’s fees of nil (2011 – $15,149). Interest income included interest earned on funds on deposit and accrued interest on investments held-to-maturity, which was derived from previous equity financings and the exercise of stock options and warrants. Operator’s fees resulted from an exploration and option agreement with Search Minerals on the Alterra-Strange Lake Project.

The Corporation’s cash and cash equivalents are deposited with major Canadian chartered banks and financial institutions and are held in highly-liquid investments. As at July 31, 2012, the Corporation had a total of $33,070,964 in cash, cash equivalents and investments held-to-maturity (2011 – $54,468,486).

Expenses for the quarter ended July 31, 2012, as detailed in the Interim Statements of Comprehensive Loss, totaled $1,228,272 (2011 – $1,013,770).

The Unrealized loss on investments held for trading for the quarter ended July 31, 2012 totaled $9,400 (2011 – $9,100).

For the quarter ended July 31, 2012, the Corporation reported a net loss of $1,118,348 as compared to a net loss of $858,092 for the quarter ended July 31, 2011, after a future income tax recovery of nil (2011 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $1,153,112 (2011 – $989,714). The increase of $163,398 related to the following variations:

•

Professional fees decreased by $159,178 to $22,554 (2011 – $181,732) and related mainly to decreased legal fees of $106,492, lower accounting fees of $36,773 and lower consulting fees of $15,913 during the quarter ended July 31, 2012.

•

Investor relations expenses totaled $414,512 compared to $422,637 for the quarter ended July 31, 2011. The net decrease of $8,125 related to the following major variations: an increase in Stock transfer and listing fees of $17,563 to $29,976 (2011 – $12,413) relating to Quest’s listing on the Toronto Stock Exchange; an increase of $94,415 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $329,216 (2011 – $234,801) offset by a decrease of $120,103 to $55,320 (2011 – $175,423) in costs related to the printing and filing of news releases on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) and the annual meeting.

•

Administration expenses increased by $330,701 to $716,046 for the quarter ended July 31, 2012 (2011 – $385,345). The main components of this variance consisted of an increase of $53,462 in administrative salaries and employee benefits to $113,858 (2011 – $60,396) due mainly to the hiring of additional personnel; an increase in Directors’ fees of $47,723 to $53,750 (2011 – $6,027); an increase in Directors’ and Officers’ liability insurance expenses of $12,667 to $30,772 (2011 – $18,105) as a result of increased coverage; an increase in rent of $34,398 to $37,659 (2011 – $3,261) due to increased administrative staff requirements; an increase of $6,195 to $8,936 (2011 – $2,741) in telephone, internet and IT support services; an increase in education and training costs of $2,839 to $5,424 (2011 – $2,585); moving expenses related to the moving of the Montreal and Toronto offices of $17,560 (2011 – nil); an increase in other administrative expenses of $60,157 to $74,745 (2011 – $14,588); and an increase of $95,700 in Stock-based compensation costs to $373,342 (2011 –$277,642).

The costs of Exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the three-month period ended July 31, 2012, the Corporation performed impairment reviews of its properties and as a result decided to write-off Exploration and evaluation assets totaling $75,160 (2011 – $24,056).

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 3 to the condensed interim financial statements, totaled $4,879,162 for the three-month period ended July 31, 2012 (2011 – $4,555,546) and consisted of $4,788,737 (2011 – $4,510,286) in exploration expenses and $90,425 (2011 – $45,260) in acquisition costs. Stock-based compensation expenses related to Exploration and evaluation assets totaled $17,720 for the three-month period ended July 31, 2012 (2011 – $331,452). In addition, the Corporation recorded Tax credits receivable of $1,240,000 (2011 – nil) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at July 31, 2012, the fair value of the Investments held for trading was $8,500 compared to $13,200 as at October 31, 2011. The corresponding Unrealized loss on investments held for trading was $9,400 (2011 – $9,100).

Nine-month period ended July 31, 2012 compared with the nine-month period ended July 31, 2011

Revenues for the nine-month period ended July 31, 2012 totaled $486,700 (2011 – $485,894) and consisted of interest income of $426,752 (2011 – $470,745) and Operator’s fees of $59,948 (2011 – $15,149). Interest income included interest earned on funds on deposit and accrued interest on investments held-to-maturity, which was derived from previous equity financings and the exercise of stock options and warrants. Operator’s fees resulted from an exploration and option agreement with Search Minerals on the Alterra-Strange Lake Project.

The Corporation’s cash and cash equivalents are deposited with major Canadian chartered banks and financial institutions and are held in highly-liquid investments. As at July 31, 2012, the Corporation had a total of $33,070,964 in cash, cash equivalents and investments held-to-maturity (2011 – $54,468,486).

Expenses for the nine-month period ended July 31, 2012, as detailed in the Interim Statements of Comprehensive Loss, totaled $4,459,975 as compared to $9,951,285 for the nine-month period ended July 31, 2011.

The Unrealized loss on investments held for trading for the nine-month period ended July 31, 2012 totaled $4,700 compared to an Unrealized loss of $11,300 for the nine-month period ended July 31, 2011.

For the nine-month period ended July 31, 2012, the Corporation reported a net loss of $3,647,648 as compared to a net loss of $9,476,691 for the nine-month period ended July 31, 2011, after a future income tax recovery of $330,327 (2011 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production. Professional fees, Investor relations and Administration expenses totaled $4,348,440 (2011 – $9,599,396). The decrease of $5,250,956 related to the following variations:

•

Professional fees decreased by $138,005 to $584,423 (2011 – $722,428) and related mainly to lower legal fees of $29,491, a decrease in accounting fees of $3,495 and a reduction in consulting fees of $105,019 during the nine-month period ended July 31, 2012.

•

Investor relations expenses totaled $1,629,993 compared to $1,170,403 for the nine-month period ended July 31, 2011. The net increase of $459,590 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on NYSE MKT on May 23, 2011 and the Toronto Stock Exchange on March 1, 2012. The major variations included: an increase in Stock transfer and listing fees of $190,672 to $327,158 (2011 – $136,486) relating to Quest’s listing on the Toronto Stock Exchange; an increase of $14,723 to $245,377 (2011 – $230,654) in costs related to the printing and filing of news releases on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) and the annual meeting; and an increase of $254,195 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $1,057,458 (2011 – $803,263).

•

Administration expenses decreased by $5,572,541 to $2,134,024 for the nine-month period ended July 31, 2012 (2011 –$7,706,565). The main components of this variation consisted of an increase of $135,003 in administrative salaries and employee benefits to $296,705 (2011 – $161,702) due mainly to the hiring of additional personnel; an increase in Directors’ fees of $133,053 to $151,250 (2011 – $18,197); an increase in Directors’ and Officers’ liability insurance expenses of $54,465 to $83,079 (2011 – $28,614) as a result of increased coverage; an increase in rent of $73,556 to $81,420 (2011 – $7,864) due to increased administrative staff requirements; an increase of $20,832 to $30,188 (2011 – $9,356) in telephone, internet and IT support services; an increase in education and training costs of $23,611 to $48,995 (2011 – $25,384); moving expenses related to the moving of the Montreal and Toronto offices of $43,304 (2011 – nil) and an increase in other administrative expenses of $115,591 to $172,464 (2011 – $56,873) offset by a decrease of $6,171,956 in Stock-based compensation costs to $1,226,619 (2011 – $7,398,575). The significant decrease in Stock-based compensation costs, using the Black-Scholes option pricing valuation model, was as a direct result of the number and vesting period of stock options granted in the nine-month period ended July 31, 2012 compared to the nine-month period ended July 31, 2011.

The costs of Exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the nine-month period ended July 31, 2012, the Corporation performed impairment reviews of its properties and as a result decided to write-off Exploration and evaluation assets totaling $111,535 (2011 – $351,889).

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 3 to the condensed interim financial statements, totaled $12,570,175 for the nine-month period ended July 31, 2012 (2011 – $8,243,744) and consisted of $12,389,012 (2011 – $8,152,357) in exploration expenses; and $181,163 (2011 – $91,387) in acquisition costs. Stock-based compensation expenses related to Exploration and evaluation assets totaled $472,735 for the nine-month period ended July 31, 2012 (2011 – $1,465,217). In addition, the Corporation recorded Tax credits receivable of $3,809,960 (2011 – nil) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at July 31, 2012, the fair value of the Investments held for trading was $8,500 compared to $13,200 as at October 31, 2011. The corresponding Unrealized loss on investments held for trading was $4,700 (2011 – $11,300).

Liquidity and Capital Resources

Given the nature of the Corporation’s operations, which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures; and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation largely depends on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Nine-month period ended July 31, 2012 compared with the nine-month period ended July 31, 2011

The Corporation’s main sources of funding are equity markets and the exercise of outstanding warrants and options.

As at July 31, 2012, the Corporation had cash and cash equivalents of $27,097,080 (2011 – $29,292,750), of which nil (2011 – nil) was restricted in use for exploration expenditures pursuant to flow-through agreements, in addition to $5,973,884 (2011 – $25,175,736) invested in Canadian provincial government bonds and $8,500 (2011 – $20,300) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital presents no significant risk.

The Corporation has no long-term borrowings.

During the nine-month period ended July 31, 2012, the Corporation received cash proceeds of $11,000 (2011 – $374,749) from the exercise of stock options and nil from the exercise of warrants (2011 – $15,589,408).

Based on its planned expenditures for the remainder of fiscal 2012, the Corporation has sufficient funds for the conduct of business as presently contemplated.

Outstanding Share Data

As at September 10, 2012, there were 61,864,684 common shares and 5,553,334 stock options; 150,000 deferred share units and 125,000 restricted share units outstanding.

Commitments

The Corporation has a lease for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $880,129 as detailed in Note 6 of the Notes to the condensed interim financial statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Income Taxes

A portion of the Corporation’s 2011 exploration activities was financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions applicable to qualified Canadian exploration expense (CEE) are renounced in favour of the investors.

As at July 31, 2012 and 2011, the Corporation had no amounts available to be renounced pursuant to its flow-through share arrangements, and had estimated non-capital tax loss carry-forwards amounting to $9,817,000.

Related Party Transactions

All of the following related party transactions were in the normal course of operations.

The Corporation formerly retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the three and nine-month periods ended July 31, 2012, the total amount for such services provided was nil and nil respectively (2011 – nil and $52,800 respectively, of which $30,400 was recorded in Exploration and evaluation assets, and $22,400 in administration expenses).

The Corporation formerly retained the services of a director of the Corporation to carry out professional services. For the three and nine-month periods ended July 31, 2012, the total amount charged for professional services by directors of the Corporation was nil and nil respectively (2011 – $15,000 and $39,000 respectively).

During the three and nine-month periods ended July 31, 2012 and 2011, the Corporation incurred fees to a law firm in which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2012, the total amount for such services provided was $120,056, which related primarily to professional fees, investor relations and Exploration and evaluation assets. For the nine-month period ended July 31, 2012, the total amount for such services provided was $433,921, of which $270,947 was recorded in professional fees; $67,246 was recorded in Investor relations and $95,728 was recorded in Exploration and evaluation assets (2011 – $266,931; nil and nil respectively). As at July 31, 2012, an amount of $21,543 (October 31, 2011 – $56,094) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at July 31, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are held primarily in Canadian provincial government bonds or high-interest savings accounts. The Corporation’s receivables consist primarily of commodity taxes receivable and tax credits receivable, and are therefore not subject to significant credit risk.

Interest earned on Canadian and U.S. deposits remained constant during the quarter. The rates as at July 31, 2012 for Canadian and U.S. funds were 1.20% (October 31, 2011 – 1.20%) and 0.10% (October 31, 2011 – 0.10%), respectively.

As at July 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.92% (October 31, 2011 – 0.91%).

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and endeavour to raise additional funds as needed. There is no assurance that capital will be available in the form or amount or on terms considered acceptable by the Corporation.

The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation is not subject to any externally-imposed capital requirements either regulatory or contractual.

Critical Accounting Estimates

The Corporation’s condensed interim financial statements for the three and nine-month periods ended July 31, 2012, include estimates and assumptions made by management relating to the results of operations, financial condition, contingencies, commitments and related disclosures. Actual results may vary from these estimates. Critical accounting estimates are discussed under the basis of preparation found in Note 2 of the condensed interim financial statements for the three-month period ended January 31, 2012.

Changes in Accounting Policy

The Corporation prepares its financial statements in accordance with IFRS. The Corporation’s accounting policies under IFRS are disclosed in the notes to the condensed interim financial statements for the three-month period ended January 31, 2012.

Risk Factors

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit depends upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The President and Chief Executive Officer and the Chief Financial Officer of the Corporation have caused management and other employees to design and document the Corporation’s disclosure controls and procedures.

No changes were made in the Corporation’s disclosure controls and procedures during the three and nine-month periods ended July 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s ability to ensure that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Controls over Financial Reporting

The Corporation evaluated the design of its internal controls and procedures over financial reporting, as defined in Multilateral Instrument 52-109, for the nine-month period ended July 31, 2012. There have been no changes in the Corporation’s internal controls over financial reporting that occurred during the quarter that have materially affected, or are likely to materially affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Estimates

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all the public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category.

Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.